UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Town Sports International Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

89214A102
(CUSIP Number)

Patrick Walsh
PW Partners Atlas Funds, LLC
141 W. Jackson Blvd., Suite 300
Chicago, Illinois 60604
(312) 347-1709

Steve Wolosky, Esq.
Ron S. Berenblat, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Fund III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Atlas Funds, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,401,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,401,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,401,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 25,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 25,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON PW Partners Capital Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,426,183
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,426,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,426,183
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Patrick Walsh
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 69,950
	8	SHARED VOTING POWER 2,426,183
	9	SOLE DISPOSITIVE POWER 69,950
	10	SHARED DISPOSITIVE POWER 2,426,183
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,496,133
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.3%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Glenn Colarossi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Mark A. McEachen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Jeffrey C. Neal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON Thomas W. Plummer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

1	NAME OF REPORTING PERSON L. Spencer Wells
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 89214A102

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by (i) PW Partners Atlas Fund III LP, a Delaware limited partnership (“Atlas Fund III”), PW Partners Master Fund LP, a Delaware limited partnership (“PW Master Fund”), PW Partners Atlas Funds, LLC, a Delaware limited liability company (“Atlas Fund GP”), PW Partners, LLC, a Delaware limited liability company (“PW Master Fund GP”), PW Partners Capital Management LLC, a Delaware limited liability company (“PW Capital Management”), Patrick Walsh (collectively, the “PW Parties”), and (ii) Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  The Reporting Persons are parties to that certain Group and Solicitation Agreement, as further described in Item 6, in which they formed a Section 13(d) group with (i) HG Vora Special Opportunities Master Fund Ltd., a Cayman Islands exempted company (“HG Vora Master Fund”), (ii) HG Vora Capital Management, LLC, a Delaware limited liability company, and (iii) Parag Vora (collectively, the “HG Parties”).  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Atlas Fund GP is the general partner of Atlas Fund III. By virtue of this relationship, Atlas Fund GP may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III.

PW Master Fund GP is the general partner of PW Master Fund. By virtue of this relationship, PW Master Fund GP may be deemed to beneficially own the Shares beneficially owned directly by PW Master Fund.

PW Capital Management acts as the investment manager with respect to each of Atlas Fund III and PW Master Fund. Mr. Walsh is the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management. By virtue of these relationships, each of PW Capital Management and Mr. Walsh may be deemed to beneficially own the Shares beneficially owned directly by Atlas Fund III and PW Master Fund.

(b)           The business address of each of the PW Parties is 141 W. Jackson Blvd., Suite 300, Chicago, IL 60604.  The business address of Mr. Colarossi is c/o Colarossi Spa & Health Club Consulting & Management LLC, 99 West Trail, Stamford, CT 06903.  The business address of Mr. McEachen is c/o The Dolan Company, 222 South Ninth Street, Suite 2300, Minneapolis, MN 55402.  The business address of Mr. Neal is c/o Horizon Capital LLC, 175 W. Jackson Blvd., Suite 1640, Chicago, IL 60604.  The business address of Mr. Plummer is c/o National Fitness Business Alliance, P. O. Box 929, Mashpee, MA 02649.  The business address of Mr. Wells is c/o RMFT Advisors, LLC, 2935 Pacific Avenue, San Francisco, CA 94115.

(c)           The principal business of each of Atlas Fund III and PW Master Fund is investing in securities.  The principal business of Atlas Fund GP is serving as the general partner of Atlas Fund III. The principal business of PW Master Fund GP is serving as the general partner of PW Master Fund. The principal business of PW Capital Management is serving as the investment manager with respect to each of Atlas Fund III and PW Master Fund. The principal occupation of Mr. Walsh is serving as the Managing Member and Chief Executive Officer of each of Atlas Fund GP and PW Master Fund GP and the Managing Member of PW Capital Management.  The principal occupation of Mr. Colarossi is serving as Principal of Colarossi Spa & Health Club Consulting & Management LLC, a health club consulting and management firm providing development, design, branding, management and investment consulting services to health clubs and spas worldwide.  The principal occupation of Mr. McEachen is serving as the Chief Executive Officer of The Dolan Company, a leading provider of business information and professional services to the legal, financial, real estate and business sectors.  The principal occupation of Mr. Neal is serving as a Partner of Horizon Capital LLC, an investment company he co-founded specializing in investments in Ukraine, Moldova and Belarus.  The principal occupation of Mr. Plummer is serving as the Owner of the National Fitness Business Alliance, a group of industry vendors and suppliers bringing advanced business education to fitness business owners worldwide.  The principal occupation of Mr. Wells is serving as a Partner of Drivetrain Advisors, LLC, an advisory firm focused on providing fiduciary services to investors in the alternative investment industry.

CUSIP NO. 89214A102

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Atlas Fund III, PW Master Fund, Atlas Fund GP, PW Master Fund GP and PW Capital Management is organized under the laws of the State of Delaware. Each of Messrs. Walsh, Colarossi, McEachen, Neal, Plummer and Wells is a citizen of the United States of America.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On January 7, 2015, Atlas Fund III and HG Vora Master Fund delivered a letter (the “Nomination Letter”) to the Issuer nominating a slate of six highly qualified director candidates, including Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer, Patrick Walsh and L. Spencer Wells (the “Nominees”), for election to the Board of Directors of the Issuer (the “Board”) at the Issuer’s 2015 annual meeting of stockholders (the “Annual Meeting”).  The Reporting Persons believe that a significant reconstitution of the Board is required to effect the changes necessary to maximize stockholder value.  Atlas Fund III and HG Vora Master Fund have engaged, and intend to continue to engage, in discussions with management and the Board regarding matters relating to the composition of the Board.  A copy of the press release announcing the submission of the Nomination Letter and disclosing the biographical extracts of the Nominees is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended to add the following:

(a)           As of the close of business on the date hereof, none of Messrs. Colarossi, McEachen, Neal, Plummer or Wells beneficially owns any Shares.

The Reporting Persons and the HG Parties collectively own an aggregate of 6,371,133 Shares, representing approximately 26.2% of the Shares outstanding.  Each of the Reporting Persons disclaims beneficial ownership of the Shares owned by the HG Parties.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On January 7, 2015, the Reporting Persons and the HG Parties (collectively, the “Group”) entered into a Group and Solicitation Agreement in which, among other things, (a) the Group agreed to file, separately or jointly, Schedules 13D, and any amendments thereto, with respect to the securities of the Issuer, (b) the Group agreed to form a Section 13(d) group for the purpose of working together to enhance stockholder value at the Issuer, including soliciting proxies or written consents for the election of the Nominees to the Board at the Annual Meeting (the “Solicitation”), and (c) the PW Parties and the HG Parties agreed to bear specified expenses incurred in connection with the Solicitation based on their pro rata beneficial ownership percentage of the Shares.  The Group and Solicitation Agreement supersedes that certain Group Agreement, dated October 20, 2014.  The Group and Solicitation Agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

CUSIP NO. 89214A102

Atlas Fund III and HG Vora Master Fund have entered into letter agreements, pursuant to which they have agreed to indemnify each of Messrs. Colarossi, McEachen, Neal, Plummer and Wells against claims arising from the Solicitation and any related transactions.  A form of the indemnification letter agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Press Release, dated January 7, 2015.

99.2
Group and Solicitation Agreement by and among PW Partners Atlas Fund III LP, PW Partners Master Fund LP, PW Partners Atlas Funds, LLC, PW Partners, LLC, PW Partners Capital Management LLC, Patrick Walsh, HG Vora Special Opportunities Master Fund, Ltd., HG Vora Capital Management, LLC, Parag Vora, Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells, dated January 7, 2015.

99.3	Form of Indemnification Letter Agreement.

99.4	Powers of Attorney.

CUSIP NO. 89214A102

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	January 7, 2015

PW PARTNERS ATLAS FUND III LP

By:	PW Partners Atlas Funds, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS MASTER FUND LP

By:	PW Partners, LLC General Partner

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS ATLAS FUNDS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS, LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member and Chief Executive Officer

PW PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Patrick Walsh
	Name:	Patrick Walsh
	Title:	Managing Member

/s/ Patrick Walsh
PATRICK WALSH Individually and as attorney-in-fact for Glenn Colarossi, Mark A. McEachen, Jeffrey C. Neal, Thomas W. Plummer and L. Spencer Wells